SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: March 30, 2010
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On March 30, 2010, Navios Maritime Partners L.P. (“Navios”) entered into a Fourth Supplemental Agreement, to amend the Facility Agreement dated November 15, 2007, between Navios and Commerzbank AG and DVB Bank SE, as lenders, and the other parties identified therein. The amendment allowed Navios to borrow an additional $30.0 million to finance part of the purchase price of the Aurora II, as previously disclosed, as well as amended certain of the covenants and provisions under the facility. The Fourth Supplemental Agreement is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No.  333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 8, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Fourth Supplemental Agreement dated March 30, 2010